 Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated March 6, 2026, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by the laws of such jurisdiction. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Arcellx, Inc.
at
$115.00 net per share in cash
plus one contractual contingent value right (“CVR”) per share, which represents the right to receive one contingent cash payment of $5.00 per CVR, payable on March 31, 2030, if a specified milestone is achieved on or prior to December 31, 2029 pursuant to the Offer to Purchase dated March 6, 2026
by
Ravens Sub, Inc.
a wholly owned subsidiary of
Gilead Sciences, Inc.
Ravens Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Arcellx, Inc., a Delaware corporation (the “Company”), at a price per Share of (i) $115.00 per Share (the “Closing Amount”), net to the seller in cash, without interest, subject to any withholding tax, plus (ii) one CVR, which represents the right to receive one contingent payment of $5.00 per CVR in cash, without interest, and subject to any withholding tax, payable on March 31, 2030, subject to cumulative worldwide Sales (as defined in the CVR Agreement (as defined below)) of the Company’s anitocabtagene autoleucel (anito-cel) product exceeding $6.0 billion on or prior to December 31, 2029 (the “Milestone Expiration Date”) and the other terms and conditions set forth in a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Computershare, Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (“Computershare Trust”) (the Closing Amount plus one CVR, together, the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated as of March 6, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 22, 2026 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), without a vote of the Company’s stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (i) Shares owned immediately prior to the effective time of the Merger by the Company (including those held in the Company’s treasury), (ii) Shares owned both as of the commencement of the Offer and immediately prior to the effective time of the Merger by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase pursuant to the Offer (each of (i), (ii) and (iii) will be cancelled and retired and cease to exist, and no consideration will be delivered in exchange therefor) and (iv) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the

DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive, on a per Share basis, (x) the Closing Amount in cash, without any interest thereon, subject to any withholding tax, plus (y) one CVR per Share (clauses (x) and (y), collectively, the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.
Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON APRIL 2, 2026 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS PURCHASER EXTENDS THE OFFER IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT, IN WHICH EVENT THE TERM “EXPIRATION DATE” WILL MEAN THE DATE TO WHICH THE INITIAL EXPIRATION DATE OF THE OFFER IS SO EXTENDED, OR THE OFFER IS EARLIER TERMINATED.
The Offer is conditioned upon (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of the following conditions, among others:
(i)   the Minimum Tender Condition (as defined in the Offer to Purchase and described below);
(ii)   the Regulatory Approvals Condition (as defined in the Offer to Purchase and described below); and
(iii)   the Governmental Impediment Condition (as defined in the Offer to Purchase and described below).
The Offer is not subject to a financing condition. The Minimum Tender Condition requires that there shall have been validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares owned by Purchaser and its affiliates (as such term is defined in Section 251(h)(6) of the DGCL), but excluding any Shares tendered in the Offer that have not yet been “received” by the “depositary” (as such terms are defined in Section 251(h)(6) of the DGCL), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer. The Regulatory Approvals Condition requires that (i) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (ii) any other approvals pursuant to antitrust laws of certain other specified jurisdictions shall have been given and obtained, and (iii) if Parent and the Company have entered into an agreement with any governmental body regarding the timing of the consummation of the Offer, that agreement shall permit such consummation. The Governmental Impediment Condition requires that there shall not have been issued by any governmental body of competent jurisdiction in any jurisdiction in which Parent or the Company has material business operations, and remain in effect, any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or subsequent integration, nor shall any legal requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body in any jurisdiction in which Parent or the Company has material business operations which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger or subsequent integration. The consummation of the Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13 — “Conditions of the Offer” of the Offer to Purchase.
After careful consideration, the Company board of directors has unanimously: (i) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, approve the CVR Agreement, and the Transactions, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.
The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the Company board of directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required to extend the Offer and in which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that Purchaser will extend the Offer (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied (unless such condition is waivable by Purchaser or Parent and has been waived), for additional periods of up to 10 business days per extension to permit such Offer Condition to be satisfied (provided, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Tender Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time (as defined in the Offer to Purchase) have been satisfied or waived and the Minimum Tender Condition has not been satisfied Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer pursuant to this clause (i) on more than two occasions in consecutive periods of 10 business days each); and (ii) for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof, The Nasdaq Stock Market LLC or the staff thereof applicable to the Offer. Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond one minute after 11:59 p.m., Eastern Time, on November 22, 2026 (as may be extended to February 22, 2027 in the event that certain conditions to the Offer have not been satisfied as of November 22, 2026, subject to the terms of the Merger Agreement (such date, as so extended, the “End Date”)) or the earlier termination of the Merger Agreement, and in no event will Purchaser be permitted to extend the Offer beyond the End Date or the earlier termination of the Merger Agreement without the Company’s prior written consent.
The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of all of the equity interests in the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of the Company that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of and obtain payment in cash for the “fair value” of that stockholder’s Shares.
On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition (to the extent permitted under the Merger Agreement and applicable legal requirements) and (iii) make any other changes in the terms and conditions of the Offer that are not inconsistent with the Merger Agreement. However, without the consent of the Company, Parent and Purchaser are not permitted to (i) decrease the Closing Amount or amend the terms of the CVR or CVR Agreement, (ii) change the form of consideration payable in the Offer (provided, however, that nothing in the Merger Agreement will limit the ability of Parent and Purchaser to increase the cash consideration payable in the Offer), (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions, (v) amend, modify or waive the Minimum Tender Condition, the Termination Condition, the Regulatory Approvals Condition or the Governmental Impediment Condition, (vi) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects in any material respect, or would reasonably be expected to adversely affect in any material respect, any holder of Shares in its capacity as such, (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, or (viii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares irrevocably accepted by Purchaser for payment pursuant to the Offer will be made by deposit of the aggregate Closing Amount in cash with the Depositary, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in respect of Shares tendered by book-entry transfer through DTC, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when Book-Entry Confirmations with respect to Shares or Letters of Transmittal, as applicable, are actually received by the Depositary.
Pursuant to Section 14(d)(5) of the Exchange Act, Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after May 5, 2026, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment Shares validly tendered in the Offer.
For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding, subject to the rights of tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided Purchaser and, if requested by us, the Depositary, promptly after the date of the Merger Agreement, with the Company’s stockholder list and securities position listings as of a date no more than ten business days prior to the date of the Offer to Purchase for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.
Generally, the receipt of cash and CVRs in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder (as defined in the Offer to Purchase). Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.
The Offer to Purchase, the related Letter of Transmittal and the Schedule 14D-9 (which contains the recommendation of the Company board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call: (212) 750-5833
Stockholders and All Others Call Toll Free: (877) 800-5182
March 6, 2026